

March 31, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Volatility Shares Trust
        Issuer CIK: 0001884021
        Issuer File Number: 811-23785 / 333-263619
        Form Type: 8-A12B
        Filing Date: March 31, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Cardano ETF, Chainlink ETF, Stellar ETF, 2x Cardano ETF, 2x Chainlink ETF and 2x Stellar ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications